Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2012. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.’s financial statements are prepared in accordance with United States generally accepted accounting principals (“US GAAP”). The information in this Management’s Discussion and Analysis of the Financial Condition and Result of Operations is effective September 25, 2012. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is available on SEDAR at www.sedar.com.

All references to “$” are to U.S. dollars and all references to “Cdn $” are to Canadian dollars. All references to the Company are to either Student Transportation Inc. (“STI” or the “Company”), or to STI and its subsidiaries, as the context requires.

General

Student Transportation Inc. is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI, the “Issuer”), initially issued income participating securities (“IPSs”) pursuant to the Issuer’s initial public offering in December 2004 (the “IPS Offering”). Each IPS consisted of one common share of STI and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC. On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”). STI currently holds a 99.0% interest in STA Holdings as at June 30, 2012 through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. (“Parkview Transit”). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the “SEC”) and a listing application with the NASDAQ-OMX, both in connection with the Company’s initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company’s listing application and on September 2, 2011 the SEC formally declared effective the Company’s Form 40-F registration statement. As such, the Company became a “Foreign Private Issuer” under applicable US federal securities laws. On September 6, 2011, the Company’s common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company’s common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million.

On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the “6.75% Convertible Debentures”) due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million).

On June 7, 2011, the Company issued 6.25% convertible subordinated unsecured debentures (the “6.25% Convertible Debentures”) due June 30, 2018 at a price of US $1,000 per debenture, for total gross proceeds of $60 million.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures, and the 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, to fund the redemption of the outstanding 14% subordinated notes of STA ULC, and for general corporate purposes.

Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each $1,000 principal amount of 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each $1,000 principal amount of 6.75% Convertible Debentures, and at a conversion price of US $9.50 per common share (the “6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each US $1,000 principal amount of 6.25% Convertible Debentures.

The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.

The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the 7.5% and 6.75% Convertible Debentures, and US $1,000 principal amount of the 6.25% Convertible Debenture. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the “Plan”) in May 2009 to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 1,313,455 common shares during the year ended June 30, 2012 having an approximate value of $8.2 million.

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two shares available for issuance under the EIP by 1,446,291. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP subsequent to March 5, 2010.

The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Pursuant to the liquidity provisions of the EIP, all Class B Series Two Common Shares historically granted, that remain outstanding are available to be “put” back to the company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.

During the twelve months ended June 30, 2012, a total of 96,719 Class B Series Two shares were “put” back to the Company, having a fair value of $1.0 million. The total number of Class B Series Two common shares outstanding as at June 30, 2012 was 136,591. The fair value of the Class B Series Two common shares outstanding at June 30, 2012 represents a liability of $1.4 million which is recorded in other current liabilities.

STA Holdings granted 485,814 Class B Series Three common shares during the fiscal year ended June 30, 2011. These share grants were fully vested on the grant date. The Company recognized $2.5 million in non-cash stock based compensation expense related to these grants during the fiscal year ended June 30, 2011 based on the estimated fair value of these shares on the grant date. In connection with these grants, 97,295 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the year ended June 30, 2011.

During the twelve months ended June 30, 2012, STA Holdings granted 625,970 Class B Series Three common shares pursuant to the EIP. The Company recognized $3.6 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2012. In connection with these grants, 166,850 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the twelve months ended June 30, 2012. In addition, pursuant to the liquidity provision of the EIP plan, 80,543 Class B Series Three common shares were “put” back to the Company having a fair value of $0.5 million. The total number of Class B Series Three common shares outstanding as at June 30, 2012 was 917,111. The fair value of the Class B Series Three common shares outstanding at June 30, 2012 represents a liability of $6.1 million, of which $2.8 million is recorded in other current liabilities.

During the twelve months ended June 30, 2011, certain holders of the 7.5% Convertible Debentures exercised their conversion rights and converted Cdn $25.7 million of convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share.

During the twelve months ended June 30, 2012 , the Company issued 656,297 common shares having an approximate value of Cdn $3.4 million in connection with conversions of the Company’s 7.5% Convertible Debentures.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million), (the “2012 Bought Deal”). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million). The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

Results of Operations (in 000’s of US$, except per share data)

	Three Months Ended June 30		Twelve Months Ended June 30
	2012	2011	2012	2011

Revenues	$103,438	$89,872	$368,986	$305,285

Costs and expenses
Cost of operations	73,608	63,949	271,226	222,593
General and administrative	9,968	8,343	38,455	31,414
Non-cash stock compensation	—	—	3,619	2,548
Acquisition expense	65	—	886	792
Depreciation and depletion expense	11,584	10,366	37,149	31,932
Amortization expense	732	852	3,437	3,351

Total operating expenses	95,957	83,510	354,772	292,630

Income from operations	7,481	6,362	14,214	12,655

Interest expense	3,499	3,853	15,327	14,375
Foreign currency loss (gain)	181	(3,467)	(929)	(4,632)
Unrealized loss on foreign currency exchange contracts	285	3,802	1,779	516
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	1,167	(580)	3,001	(580)
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(881)	—	972	—
Gain on bargain purchase of businesses acquired	(6,925)	—	(6,925)	—
Other (income) expense, net	(363)	(412)	827	955

Income before income taxes	10,518	3,166	162	2,021

Income tax expense (benefit)	1,307	1,166	(2,092)	502

Net income	$9,211	$2,000	$2,254	$1,519

Basic net income per common share	$0.12	$0.03	$0.03	$0.03
Diluted net income per common share	$0.11	$0.03	$0.03	$0.03

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond with the vehicles’ usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company’s credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company’s school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, the Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 13% and 4%, respectively, of the Company’s fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the upcoming 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the “Canadex Acquisition”) of all of the outstanding stock of Canadex Resources Limited (“Canadex”). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex’s wholly owned subsidiary, Canadex Resources Inc. (“CRI”). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. Approximately 70% of these wells produce natural gas. CRI’s co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit, which is a direct subsidiary of the Company.

The Company’s oil and gas revenues, on an annual basis, are approximately one percent of consolidated Company revenues.

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011

The Company’s core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the fourth quarter of fiscal year 2012 include $0.9 million in oil and gas revenue, $0.5 million in related cost of operations and $0.1 million in depletion expense. The consolidated results for the fourth quarter of fiscal year 2011 include $1.9 million in oil and gas revenue, $0.7 million in related cost of operations and $0.4 million in depletion expense.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fourth quarter of fiscal year 2012 were $102.5 million compared to $88.0 million for the fourth quarter of fiscal year 2011, representing an increase of $14.5 million, or 16.5%. Revenue for the fourth quarter of fiscal year 2012 was negatively impacted by approximately $0.9 million related to the change in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2011 to the fourth quarter of fiscal 2012 in connection with the translation of the Company’s Canadian operations into US dollars. The Company closed three acquisitions (two of which were tuck-ins to existing terminal operations) in the first quarter of fiscal year 2012, three acquisitions in the second quarter of fiscal year 2012, one acquisition in the fourth quarter of fiscal year 2012 and started operations on nine new bid contracts (six of which were tuck-ins). The Company closed four acquisitions during fiscal year 2011(in February 2011, January 2011, December 2010 and July 2010). In addition, the Company did not renew two contracts (one being a tuck-in) for the 2012 fiscal year.

The acquisitions completed during fiscal year 2012, and the new bid-in contracts for the 2012 fiscal year accounted for $13.4 million in new business growth in the fourth quarter of fiscal year 2012, which was partially offset by a $0.4 million revenue reduction resulting from the contracts not included in the results for the fourth quarter of fiscal year 2012. The remaining $2.4 million increase in revenues resulted primarily from both contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for school bus transportation for the fourth quarter of fiscal year 2012 was $73.2 million as compared to $63.3 million for the fourth quarter of fiscal year 2011, representing an increase of $9.9 million or 15.6%. The acquisitions completed during the fiscal year 2012, and the net new bid-in contracts for the 2012 fiscal year accounted for $8.8 million of the total increase in cost of operations, which was partially offset by a $0.2 million reduction resulting from the contracts not included in the results for the fourth quarter of fiscal year 2012. The remaining $1.3 million increase in cost of operations, net of new business and contracts not renewed for the fourth quarter of fiscal year 2012, resulted primarily from increased salaries and wages, operating expenses, and fuel costs, offset by lower fringe benefits and insurance expense. Salaries and wages, net of new business and contracts not renewed for fiscal year 2012, increased $1.0 million due primarily to higher drivers’ and maintenance wages. As a percentage of revenue, drivers’ wages remained unchanged at 33.6% in both the fourth quarter of fiscal year 2012 and 2011. Also, maintenance wages increased to 3.9% in the fourth quarter of fiscal year 2012 from 3.7% in the fourth quarter of fiscal year 2011. Operating expenses, net of new business and contracts not renewed for fiscal year 2012, increased $1.0 million primarily due to an additional year of vehicle leasing costs.

Fuel costs for the fourth quarter of fiscal year 2012, net of new business and contracts not renewed for the fiscal year 2012, increased $0.9 million compared to the fourth quarter of fiscal year 2011 due primarily to market increases in fuel prices. As a percentage of revenue, same terminal fuel increased to 8.9% for the fourth quarter of fiscal year 2012 compared to 8.0% for the fourth quarter of fiscal year 2011. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for the 2012 and 2011 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. The fixed price under the contracts for the 20% exposure for fiscal year 2012 is approximately 30% higher than the fixed price for fiscal year 2011 due to increases in market prices of fuel between the annual lock-in dates for each year. Fringe benefits, net of new business and contracts not renewed for fiscal year 2012, decreased $0.9 million primarily due to the favorable claims development in workers compensation insurance and decreased as a percentage of revenue to 8.2% in the fourth quarter of fiscal year 2012 compared to 9.3% in the fourth quarter of fiscal year 2011. Insurance expense, net of new business and contracts not renewed for fiscal year 2012, decreased $1.0 million due primarily to favorable developments in prior year claim accruals and decreased as a percentage of revenue to 2.4% in the fourth quarter of fiscal year 2012 from 3.6% in the fourth quarter of fiscal year 2011.

General and Administrative Expense: General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2012 was $9.9 million compared to $8.3 million for the fourth quarter of fiscal year 2011, an increase of $1.6 million or 19.3%. As a percentage of revenue, total general and administrative expense increased to 9.7% for the fourth quarter of fiscal year 2012 from 9.5% for the fourth quarter of fiscal year 2011. The acquisitions completed during the fiscal year 2012, and the new bid-in contracts for the 2012 fiscal year accounted for $0.8 million of the total increase in general and administrative expense. The remaining $0.8 million increase in general and administrative expense resulted primarily from an increase in professional, accounting and consulting fees associated with the Company’s listing on the NASDAQ and the conversion to US GAAP, and increased administrative compensation in the fourth quarter of fiscal year 2012 compared to the fourth quarter of fiscal year 2011.

Acquisition Expense: Acquisition expense for school bus transportation for the fourth quarter of fiscal year 2012 was $0.1 million. There were no acquisition expenses in the fourth quarter of fiscal year 2011. Acquisition expenses are related to transaction costs associated with the Company’s acquisitions and are expensed as incurred.

Non-Cash Stock Compensation: There were no issuance of Class B shares pursuant to the EIP during the fourth quarter of fiscal year 2012 and 2011.

Depreciation Expense: Depreciation expense for school bus transportation for the fourth quarter of fiscal year 2012 was $11.4 million compared to $9.9 million for the fourth quarter of fiscal year 2011, an increase of $1.5 million. The increase was completely related to the vehicles associated with the acquisitions closed in fiscal years 2012 and the new bid contracts for fiscal year 2012. As a percentage of revenue, depreciation expense decreased to 11.2% for the fourth quarter of fiscal year 2012 from 11.3% for the fourth quarter of fiscal year 2011.

Amortization Expense: Amortization expense for school bus transportation for the fourth quarter of fiscal year 2012 was $0.7 million compared to $0.9 million in the fourth quarter of fiscal year 2011, a decrease of $0.2 million. As a percentage of revenue, amortization expense decreased to 0.7% for the fourth quarter of fiscal year 2012 compared to 1.0% for the fourth quarter of fiscal year 2011.

Income from Operations: Income from operations for school bus transportation was $7.2 million for the fourth quarter of fiscal year 2012 compared to $5.6 million for the fourth quarter of fiscal year 2011. The increase in income from operations of $1.6 million resulted from the operating line items discussed above, and reflects a negative impact of $0.2 million in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2011 to the fourth quarter of fiscal 2012 in connection with the translation of the Company’s Canadian operations for the fourth quarter of fiscal 2012 into US dollars.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2012 was $3.5 million compared to $3.9 million for the fourth quarter of fiscal year 2011. The decrease in interest expense of $0.4 million results from a decrease in the amortization of deferred financing costs of $0.4 million for the fourth quarter of fiscal year 2012, compared to the fourth quarter of fiscal year 2011.

Foreign Currency Loss (Gain): Foreign currency loss for the fourth quarter of fiscal year 2012 totaled $0.2 million compared to foreign currency gain of $3.5 million for the fourth quarter of fiscal year 2011. The increase in the foreign currency loss of $3.7 million results primarily from the gains realized upon the liquidation of the foreign currency contracts in May 2011.

Unrealized Loss on Foreign Currency Exchange Contracts: Unrealized loss on foreign currency exchange contracts was $0.3 million for the fourth quarter of fiscal year 2012 compared to an unrealized loss of $3.8 million for the fourth quarter of fiscal year 2011. The decrease in unrealized loss of $3.5 million primarily reflects the fair value adjustment of the foreign currency exchange contracts that were liquidated in May 2011.

Unrealized Re-measurement Loss (Gain) on 6.25% Convertible Debentures: Unrealized re-measurement loss on 6.25% Convertible Debentures was $1.2 million for the fourth quarter of fiscal year 2012 compared to the re-measurement gain of $0.6 million in the fourth quarter of fiscal 2011. The increase in re-measurement loss of $1.8 million reflects the non-cash foreign currency re-measurement loss related to STI’s issuance of US dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during the fourth quarter of fiscal year 2012 compared to the fourth quarter of fiscal year 2011. STI’s functional currency is the Canadian dollar. The 6.25% Convertible Debentures are denominated in US dollars. As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in US dollars) are considered transaction gains and losses and are included in the consolidated statements of operations.

Non-cash Gain on 6.25% Convertible Debentures Conversion Feature: Non-cash gain on 6.25% Convertible Debentures Conversion Feature was $0.9 million for the fourth quarter of fiscal year 2012, and was related to the change in fair value of the embedded conversion feature derivative associated with STI’s issuance of the US dollar denominated 6.25% Convertible Debentures. The conversion feature on STI’s 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired : The gain on the bargain purchase in the fourth quarter of fiscal year 2012 was $6.9 million, resulting from the acquisition of certain assets and contracts in Texas and Washington from National Express Corporation, as discussed below under the heading “Liquidity and Capital Resources – Acquisitions”.

Other Income, net: Other income totaled $0.4 million for both the fourth quarter of fiscal year 2012 and 2011.

Income before Income Taxes: Income before income taxes was $10.5 million for the fourth quarter of fiscal year 2012 compared to income before income taxes of $3.2 million for the fourth quarter of fiscal year 2011. This increase in income of $7.3 million resulted primarily from the increase in income from operations of $1.6 million from the school bus transportation segment, the increase in gain on bargain purchase of acquired assets of $6.9 million, the decrease in loss on foreign currency exchange contracts of $3.5 million, the increase in non-cash loss on the 6.25% Convertible Debentures Conversion Feature of $0.9 million, and the decrease in interest expense of $0.4 million, offset by the increase in the foreign currency loss of $3.7 million, the unrealized re-measurement loss on the 6.25% Convertible Debentures of $1.8 million and the decrease in operating income from the oil and gas segment of $0.5 million.

Net Income: Net income for the Company for the fourth quarter of fiscal year 2012 totaled $9.2 million, which included a provision for income taxes of $1.3 million. Net income for the fourth quarter of fiscal year 2011 amounted to $2.0 million, which included a provision for income taxes of $1.2 million. The effective tax rates for the fourth quarter of fiscal year 2012 and the fourth quarter of fiscal year 2011 were 12.4% and 36.8%, respectively. The decrease in the effective tax rate for the fourth quarter of fiscal year 2012 compared to the fourth quarter of fiscal year 2011 was primarily due to the gain on the bargain purchase of assets acquired and the mix of the statutory Canadian and U.S. tax rates, the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country, and a decrease in the Canadian tax rate. Basic net income per common share was $0.12 for the fourth quarter of fiscal year 2012 compared to $0.03 for the fourth quarter of fiscal year 2011. Diluted net income per common share was $0.11 for the fourth quarter of fiscal year 2012 compared to $0.03 for the fourth quarter of fiscal year 2011.

Twelve Months Ended June 30, 2012 Compared to Twelve Months Ended June 30, 2011

The Company’s core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one percent of the Company’s revenue on an annual basis.

The consolidated results for the fiscal year 2012 include $5.1 million in oil and gas revenue, $2.4 million in related cost of operations, $0.1 million in general and administrative expense and $1.0 million in depletion expense. The consolidated results for the fiscal year 2011 include $5.9 million in oil and gas revenue, $2.2 million in related cost of operations, $0.1 million in general and administrative expense and $1.3 million in depletion expense. The decrease in revenue for the oil and gas portfolio of $0.8 million for the fiscal year 2012 compared to the fiscal year 2011, is due primarily to a decrease in oil and gas commodity prices.

The remaining discussion of the Company’s operating results through “Income from Operations” is related to the Company’s core school bus transportation segment. Discussion of items below “Income from Operations” reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fiscal year 2012 were $363.9 million compared to $299.3 million for the fiscal year 2011, representing an increase of $64.6 million, or 21.5%. Revenue for the fiscal year 2012 was negatively impacted by approximately $1.0 million related to the change in exchange rates between the Canadian dollar and the US dollar from the fiscal 2011 to the fiscal 2012 in connection with the translation of the Company’s Canadian operations into US dollars. The Company closed seven acquisitions in the fiscal year 2012 (two of which were tuck-ins to existing terminal operations) , and started operations on nine new bid contracts (six of which were tuck-ins).

The Company closed four acquisitions in the fiscal year 2011(in February 2011, January 2011, December 2010 and July 2010). In addition, the Company did not renew two contracts (one being a tuck-in) for the 2012 fiscal year.

The acquisitions completed during the fiscal year 2011, and the acquisitions and bid-in contracts for the 2012 fiscal year accounted for $51.7 million in new business growth in the fiscal year 2012, which was partially offset by a $1.3 million revenue reduction resulting from the contracts not included in the results for the fiscal year 2012. The remaining $15.2 million increase in revenues resulted primarily from both contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for school bus transportation for the fiscal year 2012 was $268.8 million compared to $220.4 million for the fiscal year 2011, an increase of $48.4 million or 22.0%. The acquisitions completed during the fiscal year 2011 and the fiscal year 2012, and the net new bid and conversion contracts for fiscal year 2012 accounted for $33.9 million of the total increase in the Company’s cost of operations, which was partially offset by a $0.9 million reduction resulting from the contracts not included in the results for the fiscal year 2012. The remaining $15.4 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2012, resulted primarily from increased salaries and wages, operating expenses, maintenance costs, and fuel, partially offset by lower fringe benefits and insurance expense. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2012, increased $8.0 million, due primarily to higher drivers’ and maintenance wages. As a percentage of revenue, driver’s wages increased to 34.1% in the fiscal year 2012 from 33.7% in the fiscal year 2011. Also, maintenance wages increased to 4.2% in the fiscal year 2012 from 4.1% in the fiscal year 2011. Operating expenses, net of new business and contracts not renewed for the fiscal year 2012, increased $3.5 million, primarily due to an additional year of vehicle leasing costs. As a percentage of revenue, operating expenses increased to 5.1% in the fiscal year 2012 from 4.2% in the fiscal year 2011. Maintenance expenses, net of new business and contracts not renewed for the fiscal year 2012, increased $0.8 million primarily due to higher parts expense. As a percentage of revenue, maintenance expenses remained unchanged at 4.8% in both fiscal year 2012 and 2011. Cost of fuel for the fiscal year 2012, net of new business and contracts not renewed for the fiscal year 2012, increased $5.2 million, primarily due to the market increases in fuel prices. As a percentage of revenue, same-terminal fuel increased to 9.2% for the fiscal year 2012 compared to 7.9% for the fiscal year 2011. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of protection against fuel price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for the 2012 and 2011 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. The fixed price under the contracts for the 20% exposure for fiscal year 2012 is approximately 30% higher than the fixed price for fiscal year 2011 due to increases in market prices of fuel between the annual lock-in dates for each year. Insurance costs, net of new business and contracts not renewed for the fiscal year 2012, decreased $0.9 million primarily due to favorable developments in prior years claims accruals and decreased as a percentage of revenue to 3.1% in fiscal year 2012 from 3.6% in fiscal year 2011. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2012, decreased $1.2 million due primarily to certain favorable developments in prior year workers compensation claim accruals and decreased as a percentage of revenue to 8.9% in the fiscal year 2012 from 9.7% in the fiscal year 2011.

General and Administrative Expense: General and administrative expense for school bus transportation for the fiscal year 2012 was $38.3 million compared to $31.3 million for the fiscal year 2011, an increase of $7.0 million or 22.4%. As a percentage of revenues, total general and administrative expense remained unchanged at 10.5% for the fiscal year 2012 and for the fiscal year 2011.

The $7.0 million increase in general and administrative expense reflects $3.4 million of expense associated with the net new business for the fiscal year 2012 and includes increases in administrative wages and professional fees associated with the Company’s listing on the NASDAQ and the conversion to US GAAP.

Acquisition Expense: Acquisition expense for school bus transportation for the fiscal year 2012 was $0.9 million compared to $0.8 million for the fiscal year 2011. Acquisition expenses are related to transaction costs associated with the Company’s acquisitions and are expensed as incurred.

Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the fiscal year 2012 was $3.6 million. The non-cash compensation expense was related to the issuance of 625,970 Class B Series Three shares of STA Holdings in the fiscal year 2012. Non-cash stock compensation expense for the fiscal year 2011 was $2.5 million. The non-cash compensation expense was related to the issuance of 485,814 Class B Series Two shares of STA Holdings in the fiscal year 2011.

Depreciation Expense: Depreciation expense for school bus transportation for the fiscal year 2012 was $36.1 million, compared to $30.7 million for the fiscal year 2011, an increase of $5.4 million. The increase was completely related to the vehicles associated with the acquisitions closed in fiscal years 2012 and 2011 and the net new bid contracts for fiscal year 2012. As a percentage of revenues, depreciation expense decreased to 9.9% for the fiscal year 2012 from 10.2% for the fiscal year 2011.

Amortization Expense: Amortization expense for school bus transportation for the fiscal year 2012 was $3.4 million compared to $3.3 million for the fiscal year 2011, an increase of $0.1 million. As a percentage of revenues, amortization expense decreased to 0.9% for the fiscal year 2012 from 1.1% for the fiscal year 2011.

Income from Operations: Income from operations for school bus transportation was $12.7 million for the fiscal year 2012 compared to income from operations of $10.3 million for the fiscal year 2011. The increase in income of $2.4 million results primarily from the operating line items discussed above and reflects a negative impact of $0.4 million due to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2011 to the fiscal year 2012 in connection with the translation of the Company’s Canadian operations into U.S. dollars.

Interest Expense: Interest expense for the fiscal year 2012 was $15.3 million compared to $14.4 million for the fiscal year 2011, an increase of $0.9 million. An increase in higher average debt balances for the fiscal year 2012, compared to the fiscal year 2011, resulted in an increase in interest expense of $2.1 million, which was partially offset by a decrease in amortization of deferred financing costs of $1.2 million for the fiscal year 2012 compared to fiscal year 2011.

Foreign Currency Gain: Foreign currency gain for the fiscal year 2012 totaled $0.9 million compared to foreign currency gain of $4.6 million for the fiscal year 2011. The decrease of $3.7 million is primarily related to the gain realized on the liquidation of the Company’s foreign currency exchange contracts which occurred in May 2011.

Unrealized Loss on Foreign Currency Exchange Contracts: Unrealized loss on foreign currency exchange contracts was $1.8 million for the fiscal year 2012 compared to an unrealized loss of $0.5 million for the fiscal year 2011. The increase in unrealized loss of $1.3 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the fiscal year 2012 compared to the fiscal year 2011.

Unrealized Re-measurement Loss (Gain) on 6.25% Convertible Debentures: Unrealized re-measurement loss on 6.25% Convertible Debentures was $3.0 million for the fiscal year 2012 compared to an unrealized gain of $0.6 million for the fiscal year 2011. The $3.6 million increase in the unrealized loss reflects the non-cash foreign currency re-measurement loss related to STI’s issuance of US dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during the fiscal year 2012 as compared to fiscal year 2011. STI’s functional currency is the Canadian dollar. The 6.25% Convertible Debentures are denominated in US dollars. As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in US dollars) are considered transaction gains and losses and are included in the consolidated statements of operations.

Non-cash Loss on 6.25% Convertible Debentures Conversion Feature: Non-cash loss on 6.25% Convertible Debentures Conversion Feature was $1.0 million for the fiscal year 2012 and was related to the change in the fair value of the embedded conversion feature derivative associate with STI’s issuance of the US dollar denominated 6.25% Convertible Debentures. The conversion feature on STI’s 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired: The gain on the bargain purchase in the fourth quarter of fiscal year 2012 was $6.9 million, resulting from the acquisition of certain assets and contracts in Texas and Washington from National Express Corporation, as discussed below under the heading “Liquidity and Capital Resources – Acquisitions”.

Other Expense, net: Other expense totaled $0.8 million for the fiscal year 2012 compared to other expense of $0.9 million for the fiscal year 2011. The decrease in other expense of $0.1 million includes $0.4 million for the adjustment of the value of the contingent consideration associated with the Leuschen acquisition, partially offset by a decrease in Class B share expense.

Income before Income Taxes: Income before income taxes was $0.2 million for the fiscal year 2012 compared to income before income taxes of $2.0 million for the fiscal year 2011. The decrease in income of $1.8 million resulted primarily from the increase in the unrealized loss on the foreign currency exchange contracts of $1.3 million, the non-cash loss on 6.25% Convertible Debentures conversion feature of $1.0 million, the increase in unrealized re-measurement loss on the 6.25% Convertible Debentures of $3.6 million, the decrease in the realized foreign currency gain of $3.7 million, the decrease in income from operations from the oil and gas segment of $0.7 million, and the increase in interest expense of $0.9 million, partially offset by the gain on the bargain purchase of acquired assets of $6.9 million, the decrease in other expenses of $0.1 million and the increase in income from operations from the school bus transportation segment of $2.4 million.

Net Income: Net income for the Company for the fiscal year 2012 amounted to $2.3 million, which includes a recovery of income taxes of $2.1 million. Net income for the fiscal year 2011 amounted to $1.5 million, and includes a provision for income taxes of $0.5 million. Considering the tax effect of the bargain purchase gain on acquired assets, the effective tax rates for the fiscal year 2012 and the fiscal year 2011 were 30.9% and 24.8%, respectively. The increase in the effective tax rate for the fiscal year 2012 compared to the fiscal year 2011 was primarily due to the mix of the statutory Canadian and U.S. tax rates, and the apportionment of the Company’s income/loss before income taxes resulting from the operations in each country, a decrease in the Canadian tax rate. Basic and diluted net income per common share were $0.03 for the fiscal year 2012 compared to basic and diluted income of $0.03 for the fiscal year 2011.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company’s credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated Credit Agreement”). The existing agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.25% at June 30, 2012), plus the applicable margin, which ranges from 1.00% to 1.75%, depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement, plus the applicable margin, which ranges from 2.25% to 3.00%, depending on STA Holdings’ senior leverage ratio on the pricing date. The Company did not have any Eurodollar Loan borrowings at June 30, 2012.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes for a five year term. The rollover of the Senior Secured Notes now reflects a fixed coupon of 4.246% and a maturity of November 10, 2016. In December 2006, the Company initially issued senior secured notes (the “Senior Secured Notes”) under a note purchase agreement (the “Note Purchase Agreement”) with two Canadian insurance companies.

The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank pari passu with borrowings under the Third Amended and Restated Credit Agreement, and matured on December 14, 2011.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries and by Parkview. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

During the fiscal years ended June 30, 2010 and 2011, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash, all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading “General”.

During the fiscal year 2011, certain holders of the Company’s 7.5% Convertible Debentures converted Cdn $25.7 million of the convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share. During the fiscal year 2012, the Company issued 656,297 common shares having an approximate value of Cdn $3.4 million in connection with additional conversions of the Company’s 7.5% Convertible Debentures.

Acquisitions

On July 15, 2010, the Company acquired Leuschen Bros. Limited, (“Leuschen”) a school bus operator based in Sudbury, Ontario, for approximately Cdn $19.6 million.

On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey for approximately $3.6 million.

On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively “Ridge Road”), all based in Lockport, New York. The aggregate purchase price of this acquisition was approximately $23.3 million.

On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the “Ocean State Acquisition”), located in Middletown, Rhode Island. The aggregate purchase price of this acquisition was $10.7 million.

On October 7, 2011 the Company acquired School Transportation Services LLC (“STS”), located in Passaic County, New Jersey for approximately $4.5 million, consisting of $4.1 million in cash and $0.4 million in deferred payments.

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc, Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively “Dairyland”), located in Waukesha, Wisconsin. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million.

On May 24, 2012, the Company closed its acquisition of certain assets and contracts in both Texas and Washington from National Express Corporation (“NEX”). Earnings from the businesses acquired are included in the Company’s results of operations from the acquisition date. The aggregate purchase price for these assets was approximately $6.6 million. The purchase price was lower than the fair value of the businesses acquired . NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor. Therefore the Company has recognized a gain of approximately $6.9 million, which is included in the consolidated statement of operations.

The Company also closed four additional acquisitions during the fiscal year ended June 30, 2012. On July 13, 2011, the Company acquired certain assets of Schumacher Bus Lines, located in Shumacher, Ontario, Canada. On August 4, 2011, the Company acquired certain assets and contracts of S&K Transportation Inc, located in Listowel, Ontario, Canada. On August 26, 2011, the Company purchased all the outstanding stock of A&B Bus, Co. located in California. On December 20, 2011, the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey, LLC, located in Toms River, New Jersey. The aggregate purchase price of these acquisitions was $3.8 million. The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities.

During the fiscal year 2012, net cash provided by operations totaled $34.9 million, which reflects a $7.1 million use of cash for net working capital. The Company’s investing activities for the fiscal year 2012 resulted in a use of cash of $108.6 million. Included in these investing activities were (i) $61.0 million in funding for the seven acquisitions which closed in the fiscal year 2012, (ii) capital expenditures related to the new bid contracts for fiscal year 2012 of $40.5 million (which includes $1.2 million in the oil & gas investments in new wells), (iii) $8.1 million in net capital expenditures related to replacement capital spending, and (iv) $1.0 million in proceeds from sale of equipment. The Company’s financing activities for the fiscal year 2012 represented a source of cash of $74.5 million. Included in these financing activities were (i) $202.5 million in credit agreement borrowings and $175.2 million in credit agreement repayments, (ii) $79.6 million in proceeds from the 2012 Bought Deal offering of common shares (iii) $28.5 million in dividend payments made during the fiscal year 2012, (iv) $1.5 million in payments to repurchase Class B Series Two and Three common shares, (v) $0.6 million in payments to repurchase common stock, (vi) $0.8 million in deferred financing costs and (vii) $1.0 million in repayments on seller and other debt.

At June 30, 2012, debt outstanding under the Third Amended and Restated Credit Agreement and Senior Secured Notes totaled $50.0 million and $35.0 million, respectively. The Company had approximately $90.0 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Third Amended and Restated Credit Agreement (excluding the remaining $100.0 million in additional commitments the Company may request under the Third Amended and Restated Credit Agreement). In addition, at June 30, 2012, outstanding debt included approximately $130.4 million in Convertible Debentures and $0.6 million in promissory notes due to former owners of businesses acquired by the Company. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016. The 7.5% Convertible Debentures and 6.75% Convertible Debentures both have 5-year terms, are denominated in Canadian dollars, and are due and payable on October 31, 2014 and June 30, 2015, respectively, and are callable by the Company beginning in November 2012 and July 2013, respectively.

The 6.25% Convertible Debentures have a 7-year term, are denominated in US dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014. The promissory notes due to former owners of businesses acquired by the Company have various due dates in the 2012 and 2013 fiscal years.

The Company expects to be able to renew or refinance its various loan facilities as they become due at then current market rates (See “Forward-Looking Statements”).

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

In July, August and September 2012, the Company entered in additional leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

The Company operates a fleet of approximately 9,000 vehicles as at June 30, 2012 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, for the fiscal years 2011 and 2012, the Company entered into separate fixed price contracts with fuel suppliers each year to further mitigate against price increases on an additional 20% of its fuel exposure in each year. The fixed price under the contracts for the 20% exposure for fiscal year 2012 is approximately 30% higher than the fixed price for fiscal year 2011 due to increases in market prices of fuel between the annual lock-in dates for each year.

Segment Information

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States.

	For the three months ended June 30, 2012			For the twelve months ended June 30, 2012
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total

Revenue	$102,548	$890	$103,438	$363,865	$5,121	$368,986

Operating income	$7,405	$76	$7,481	$12,888	$1,326	$14,214

Unallocated (income) expenses			(3,037)			14,052
Income tax expense (benefit)			1,307			(2,092)

Net income			$9,211			$2,254

	For the three months ended June 30, 2011			For the twelve months ended June 30, 2011
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total

Revenue	$87,982	$1,890	$89,872	$299,327	$5,958	$305,285

Operating income	$5,774	$588	$6,362	$10,495	$2,160	$12,655

Unallocated expenses			3,196			10,634
Income tax expense			1,166			502

Net income			$2,000			$1,519

	As at June 30, 2012	As at June 30, 2011
Total Assets
Transportation	513,083	420,837
Oil and Gas	8,717	9,265

	$521,800	$430,102

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2012 and the related payment by period due.

Maturities of long-term debt are as follows (in 000’s):

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Due to Former Owners	Total
Year ending June 30,
2013	$—	$—	$—	$575	$575
2014	—	—	—	—	—
2015	—	71,393	—	—	71,393
2016	49,995	—	—	—	49,995
2017	—	—	35,000	—	35,000
thereafter	—	59,029	—	—	59,029

	$49,995	$130,422	$35,000	$575	$215,992

The following table represents future minimum rental payments and operating lease payments under non cancelable operating leases as at June 30, 2012 (in 000’s):

	Operating Leases	Vehicle Leases	Total
Year ending June 30,
2013	$9,606	$10,107	$19,713
2014	6,654	9,134	15,788
2015	5,330	8,118	13,448
2016	4,156	6,131	10,287
2017	2,404	3,171	5,575
2018 and thereafter	3,807	—	3,807

Total minimum payments	$31,957	$36,661	$68,618

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $121.7 million and $252.7 million, respectively as at June 30, 2012. Further, the senior debt to EBITDA ratio (as defined in the Third Amended and Restated Credit Agreement adjusted for capitalization of vehicle leases) would increase 0.2:1, and the total debt to EBITDA ratio would decrease 0.1:1.

Outstanding Share Data

As at June 30, 2012, the Company had 75,910,320 issued and outstanding common shares, Cdn $22.7 million principal amount of 7.5% Convertible Debentures convertible into approximately 4.4 million common shares, Cdn $50.0 million principal amount of 6.75% Convertible Debentures convertible into approximately 6.9 million common shares, and $60.0 million principal amount of 6.25% Convertible Debentures convertible into approximately 6.3 million common shares. There are no preferred shares issued and outstanding.

On October 20, 2011, the Company received approval from the TSX to make a normal course issuer bid (“NCIB”) in accordance with the requirements of the exchange for a portion of its common shares up to an aggregate purchase price of Cdn $5 million as appropriate opportunities arise from time to time in the 12-month period commencing on October 24, 2011 and ending on October 24, 2012. During the fiscal year ended June 30, 2012 the Company purchased and cancelled 96,300 shares having a value of $0.6 million pursuant to the NCIB.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to the 2012 Bought Deal for net proceeds of $71.1 million.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for net proceeds of $8.5 million.

As at August 31, 2012 the Company had 76,536,790 issued and outstanding common shares.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate.

Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2012, there have been no other material changes to the Company’s exposure to the above-mentioned market risks during the fiscal year 2012.

As at June 30, 2012, the Company’s material variable rate borrowings included the outstanding borrowings under the Third Amended and Restated Credit Agreement. As at June 30, 2012, the Company had $50.0 million in outstanding indebtedness under the Third Amended and Restated Credit Agreement. A 100 basis point change in interest rates, applied to these borrowings as at June 30, 2012 would result in an approximate $0.5 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars. At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions for a five-year period. As part of the Company’s periodic review of the Company’s hedging practices, the board of directors has authorized management to consider appropriate changes to the Company’s practices, including reducing the periods covered and the portion of anticipated dividends covered under the Company’s hedging strategy. During fiscal year 2008, the Company determined to reduce the periods covered by hedges from five years down to three years as a result of changes in the Company’s business since the time of the Company’s initial public offering, including the significant increase in cash flow in Canadian dollars. In May 2011, the Company determined to further reduce the periods covered under the Company’s hedging strategy from three years down to approximately one and one-half years. Currently, the Company’s hedge contracts cover approximately 47% of anticipated dividends and interest payments. The Company will continue to review its hedging practices in connection with additional changes in the Company’s business and capital structure.

At June 30, 2012, the Company had 15 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

July 2012-June 2013	12	14.5	14.7	1.0139
July 2013-September 2013	3	3.7	3.7	1.0035

	15	18.2	18.4

The forward foreign exchange contracts cover approximately 47% of currently anticipated dividends and interest payments on the 7.5% and 6.75% Convertible Debentures through September 2013 based on the current dividend rate in effect for the past year. The Company intends to fund the remaining amount of currently anticipated dividends and interest payments with cash flows from operations, including the Company’s Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada. At June 30, 2012, STA Holdings had unrealized foreign exchange losses on the open forward currency exchange contracts totaling $0.2 million.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company’s results, approximately 60% of the Company’s revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for the 2011 and 2012 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its remaining fuel exposure. The fixed price under the contracts for the 20% exposure for fiscal year 2012 is approximately 30% higher than the fixed price for fiscal year 2011 due to increases in market prices of fuel between the annual lock-in dates for each year.

Summary of Quarterly Results

	US GAAP 1st Qtr 2011	US GAAP 2nd Qtr 2011	US GAAP 3rd Qtr 2011	US GAAP 4th Qtr 2011	US GAAP 1st Qtr 2012	US GAAP 2nd Qtr 2012	US GAAP 3rd Qtr 2012	US GAAP 4th Qtr 2012

Revenues	$43,137	$81,306	$90,969	$89,872	$51,104	$101,125	$113,319	$103,438

Net income (loss)	$(4,972)	$2,932	$1,559	$2,000	$(11,264)	$1,272	$3,035	$9,211

Net income (loss) per share	$(0.09)	$0.05	$0.03	$0.03	$(0.18)	$0.02	$0.05	$0.12

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to correspond to the vehicle’s usage.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under the supervision of, and with the participation of the CEO and the CFO, management performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures that provide reasonable assurance that material information relating to the Company (including its subsidiaries) is made known to the CEO and the CFO by others within the Company. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures as of June 30, 2012 were effective.

Under the supervision of, and with the participation of, the CEO and the CFO of the Company, management performed an evaluation of the effectiveness of the Company’s internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the internal controls over financial reporting as of June 30, 2012 were effective.

In addition, we have evaluated our internal controls over financial reporting and determined that no changes were made in the Company’s internal controls over financial reporting during the twelve months ended June 30, 2012, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company’s infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.9 million and $0.4 million for each of the twelve months ended June 30, 2012 and 2011.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

On July 2, 2012, STA Holdings granted 127,541 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2012. In addition, on July 2, 2012, 2,500 Class B Series Three common shares were put back to the Company pursuant to the liquidity provision of the EIP plan.

During July, August, and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the upcoming 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

During July and August 2012, an additional $1.9 million of the Company’s 7.5% Convertible Debentures were converted into 368,931 shares of common stock.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company’s revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under “Risk Factors” such as an inability to control the Company’s operating expenses, significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company’s acquisition strategy, an inability to achieve the Company’s business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company’s contracts for reasons beyond management’s control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

Critical Accounting Policies and Estimates

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards (“IFRS”) for all reporting companies effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. As a result, management undertook a detailed review of the implications of the Company having to report under IFRS. In addition, management also examined the alternative available to the Company, as an SEC issuer (as defined under applicable Canadian securities laws), of filing its primary financial statements in Canada using US GAAP.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, and (ii) the financial reporting needs of the Company’s market participants, including shareholders, lenders and market analysts.

As a result of this analysis, management adopted US GAAP as its primary basis of financial reporting with the first reporting period beginning after July 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim financial statements has been revised to reflect the Company’s results as if they had been historically reported in accordance with US GAAP.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived Intangibles Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, Accounting Standards Codification (“ASC”) 350-20 Intangibles-Goodwill and Other requires a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

Other Identifiable Intangible Assets When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of one to five years.

Impairment of Long-Lived Assets Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company’s insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers’ compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2012 and fiscal year 2011. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and marked to market on a quarterly basis.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities The Company records its derivatives at fair value on the balance sheet, which, in accordance with ASC 820, Fair Value Measurements and Disclosure, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company’s reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company’s estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company’s net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company’s business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability of our services to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, and to expand our business pursuant to our business strategy, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The future replacement of school vehicles will be dependent on contract retention and renewal and will also be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of new contracts is higher than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiating ability with regard to future vehicles pricing, and future vehicle specifications.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.

While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; (ii) the possibility that we pay more than the acquired company or assets are worth; (iii) the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of assimilating the operations and personnel of the acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of the acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and (viii) the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

•

notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. We had 62 contracts that were up for renewal for the 2012 fiscal year. The approximate percentages of fiscal 2012 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2013 and 2014 are 31% and 32%, respectively.

•	we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

•	we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers’ compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children’s legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal, state and provincial regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school business transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, a sharp decrease in revenues in July and August occurs. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts have dramatically cut back on summer programs in recent years, including summer camp and charter programs, escalating this effect. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. All school bus contracts can also be terminated by school districts for not meeting certain performance criteria. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers.

We face uncertain risks associated with the Company’s oil & gas operations

The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical maneuvering on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues of the Company’s oil and gas segment.

Transition to US GAAP

The Company’s consolidated financial statements were previously reported in accordance with Canadian GAAP. In February 2008, the Canadian Accounting Standards Board announced that reporting companies in Canada are required to report financial results in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011.

However, since the Company also has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company was permitted to, and opted to, report financial information in accordance with US GAAP. The transition to US GAAP has been applicable to the Company for the financial statements beginning on July 1, 2011, on a retrospective basis.

The preparation of financial statements in accordance with US GAAP requires the application of different accounting principles than Canadian GAAP, and may require increased financial statement disclosure compared to Canadian GAAP. Accounting for, among other things, goodwill, oil and gas interests, accrued expenses and liabilities, taxes and indebtedness may materially differ under US GAAP than for accounting for these items under Canadian GAAP. As a result, the Company’s assets, liabilities, shareholders’ equity, results of operations and cash flows will materially differ between US GAAP and Canadian GAAP or IFRS. The Company’s future results may also be materially different under US GAAP than under Canadian GAAP or IFRS.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

STI is a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer and filing thresholds differ. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our common shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (“MJDS”) adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Start-ups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. In addition, should we remain an emerging growth company at a time we are no longer eligible to use the MJDS, we would be able to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Shares less attractive because we rely or decide in the future to rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of May 30 of any year.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management.

With our listing of our Common Shares on the NASDAQ Global Select Market in September 2011, we became subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on our management. In particular, at such time we are no longer an “emerging growth company” under the JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Current economic and financial market conditions

Since 2008, financial markets globally have been subject to unprecedented volatility and numerous financial institutions have gone into bankruptcy or have had to be rescued by governmental authorities. The current economic and financial market volatility has negatively impacted company valuations (including the Company’s) and will impact the performance of the global economy going forward. Access to financing has been negatively impacted which may, in turn, impact the ability of the Company to access financing when needed or secure terms currently available to the Company under its current debt agreements upon any refinancing of such agreements. Continuing turmoil in the financial markets could make it more difficult for the Company to access capital, refinance existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of equity securities. If these unprecedented levels of volatility and market turmoil continue, the Company’s financial condition could be materially impacted.

In addition, sensitivity to the current global economic and financial market conditions, and their impact in the U.S. and Canada, may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues received from school district customers and other customers related to potential cutbacks by customers in these spending areas. If the Company’s financial condition is materially impacted by the continuation of the unprecedented levels of volatility and market turmoil, then impairment charges with respect to the Company’s goodwill and other long-lived assets could be necessary.

Risks Related to the Capital Structure

The Company is Dependent on STA Holdings and Parkview Transit for all cash available for dividends and interest

STI is dependent on the operations and assets of STA Holdings and Parkview Transit through the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit to make dividend payments on its common shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in the United States and does not have a standardized meaning prescribed by US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company’s future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from STA Holdings and Parkview Transit provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI’s only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of directors of STI may, in its discretion, amend or repeal the dividend policy. STI’s board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of STI, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of STI may deem relevant. The Third Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company’s ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution and the Company’s results of operations

The 7.5% Convertible Debentures and the 6.75% Convertible Debentures are denominated in Canadian dollars, and payment of these Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2014 and 2015. Distributions to holders of Common Shares and interest payments on the 7.5% Convertible Debentures and the 6.75% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 76% of the Company’s revenue and expenses, together with distributions received from the Company’s subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks. The Company has entered into 15 monthly forward foreign exchange contracts with respect to approximately 47% of currently anticipated monthly dividends and interest payments on the 7.5% Convertible Debentures and 6.75% Convertible Debentures for the next fifteen months to mitigate this exposure to currency exchange rate risk. The monthly forward foreign exchange contracts do not qualify as a cash flow hedge for accounting purposes, and the change in fair value of these contracts is recorded in the consolidated statement of operations. Changes in the Canadian dollar / U.S. dollar currency exchange rates result in unrealized gains and losses on the monthly forward foreign exchange contracts based on the changes in the fair value of the contracts.

Although the Company (i) entered into 15 monthly forward foreign exchange contracts with respect to approximately 47% of currently anticipated monthly dividends and interest payments on the 7.5% Convertible Debentures and the 6.75% Convertible Debentures for the next three years, and (ii) intends to fund the remaining amount of currently anticipated monthly dividends and interest payments on those Convertible Debentures with cash flows from the Company’s Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly dividends and interest payments on those Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company’s financial condition, results of operations and cash flow, and may adversely affect the Company’s cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 24% of the Company’s consolidated revenue and expenses is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

The Company’s substantial consolidated indebtedness could negatively impact the business

The Company has a substantial amount of indebtedness. On June 30, 2012, the Company had total indebtedness of $216 million (including $130 million indebtedness to holders of Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:

•	the Company’s ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

•	the Company may be unable to refinance indebtedness on terms acceptable to it or at all;

•

a significant portion of the Issuer’s cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company’s indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

•	the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

•	the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

•	the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

Changes in the Company’s creditworthiness may affect the value of the Common Shares and Convertible Debentures

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures.

The restrictive covenants in the Third Amended and Restated Credit Agreement and the Note Purchase Agreement could impact the Company’s business and affect its ability to pursue its business strategies

The Third Amended and Restated Credit Agreement and the Note Purchase Agreement feature restrictive covenants that limit the Company’s ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets;

•	enter into transactions with the Company’s and/or the Issuer’s affiliates;

•	create liens; and

•	enter into new lines of businesses.

In addition, the Third Amended and Restated Credit Agreement and the Note Purchase Agreement include other and more restrictive covenants and prohibit the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Third Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Third Amended and Restated Credit Agreement and the Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company’s ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement or in the Company’s ability to comply with the required financial ratios could result in a default under the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement.

If a default occurs, the lenders under the Third Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to declare all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution.

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market could adversely affect the prevailing market price of the Company’s Common Shares, and could impair the Issuer’s ability to raise capital through future sales of those securities. Additionally, the issuance of additional Common Shares may dilute an investor’s investment in the Issuer and reduce distributable cash per Common Share.

The Company may issue Common Shares, or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Company may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

We may not be able to make all principal payments on the Convertible Debentures

The 7.5% Convertible Debentures will mature on October 31, 2014, the 6.75% Convertible Debentures will mature on June 15, 2015, and the 6.25% Convertible Debentures will mature on June 30, 2018. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company’s senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.

The Company may not be able to satisfy Interest Payments on the Convertible Debentures

The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Company may not be able to purchase the Convertible Debentures on a change of control

The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to Maturity

The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures.

Conversion following certain transactions

In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Convertible Debentures in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future.

Prevailing Yields on Similar Securities

Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Convertible Debentures and holders may have limited liquidity

Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX and the Common Shares also trade on the NASDAQ Global Select Market, they trade in markets with modest trading volumes. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Convertible Debentures may be volatile

Factors such as variations in the Company’s financial results, announcements by the Company or others, developments affecting the Company’s business or the United States school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” under the JOBS Act, we may be less attractive to investors, which may make it more difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

STA Holdings’ interest deductions on the 14% subordinated notes originally issued in connection with the IPS Offering were likely “dual consolidated losses” for U.S. federal income tax purposes and may result in disallowance of interest deductions under U.S. tax law if certain “triggering events” occur

Pursuant to Section 1503(d) of the Code and the Treasury Regulations thereunder, the interest deductions generated on the Notes likely generated a “dual consolidated loss” (“DCL”) for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several “triggering events” occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs.

However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, STA Holdings’ taxable income may be increased and if so, its U.S. federal income tax liability would be increased, perhaps materially. This would adversely affect the Company’s financial position, cash flow, and liquidity, and could affect the Issuer’s ability to make interest or dividend payments on the Debentures and the Common Shares and the Company’s ability to continue as a going concern.

Application of U.S. federal income tax corporate “inversion” rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate “inversions” (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the Existing Investors did not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or Common Share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to non-U.S. Holders, and the potential inability of U.S. holders to claim a foreign tax credit for Canadian withholding tax on dividends paid on the Common Shares to them. On June 7, 2012, the Internal Revenue Service issued temporary and proposed regulations to provide further guidance on when a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. If finalized in their current form, the regulations would not cause STI to be treated as a U.S. corporation for U.S. federal income tax purposes, but there can be no assurance such regulations may not be modified before being finalized.

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.